UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

 SCHEDULE 13D

 Under the Securities Exchange Act of 1934
 (Amendment No. ___)*

 EDISON CONTROL CORPORATION
 (Name of Issuer)

 COMMON STOCK, PAR VALUE $.01
 (Title of Class of Securities)

 280883109
 (CUSIP Number)

 Alan J. Kastelic, 265 Huntington Drive,
 Cedarburg, WI 53012,  414-377-7844
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 June 21, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13D
CUSIP No.  280883109

 1.  NAME OF REPORTING PERSON,  S.S. OR I.R.S. IDENTIFICATION
          Alan J. Kastelic   SS# ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [     ]
(b)  [    ]
          N/A

3.   SEC USE ONLY


4.  SOURCE OF FUNDS
              PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)     [    ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

Number of shares beneficially owned by each reporting person with:
       7.    SOLE VOTING POWER
       163,889 (including options to purchase 97,222 shares)

       8.    SHARED VOTING POWER
       -0-

       9.    SOLE DISPOSITIVE POWER
       163,889 (including options to purchase 97,222 shares)

       10.  SHARED DISPOSITIVE POWER
       -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       163,889 (including options to purchase 97,222 shares)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*[ ]
       N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.9%

14.  TYPE OF REPORTING PERSON
        IN

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This Schedule 13D is being filed by the undersigned in accordance with Section 13(d)(6) (B) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), by reason of the increase in the undersigned's beneficial ownership of equity securities of the issuer resulting from the transaction described in Item 4 below and otherwise from transactions during the twelve months prior to this filing.

Item 1.  Security and Issuer

Name of Issuer:  Edison Control Corporation
Address of Issuer's Principal Executive Offices:
	W60 N151 Cardinal Avenue
	P.O. Box 326
	Cedarburg,  WI  53012
Title and Class of Equity Securities:
	Common Stock, $.01 par value

Item 2.  Identity and Background

(a)  Name of Person Filing:     Alan J. Kastelic
(b)  Business Address:   W60  N151 Cardinal Avenue, P.O. Box 326, Cedarburg,
 WI 53012
(c)  Principal Occupation and Name, Address, and Principal Business of
Employer:   President and Chief Executive Officer of Construction Forms,
Inc., W60 N151 Cardinal Avenue, P.O. Box 326, Cedarburg, WI 53012, Manufactures and sells abrasion resistant piping systems.
(d)  Any Criminal Proceeding:    NO
(e)  Any Civil Proceeding:   NO
(f)  Citizenship:  United States

Item 3.  Source and Amount of Funds or other Consideration.

See Item 4 below.

Item 4. Purpose of Transaction.

In connection with June 21, 1996 acquisition of Construction Forms, Inc.
and Subsidiaries by Edison Control Corporation("the Company"), the Company entered into an agreement with Mr. Kastelic for the sale for investment of 66,667 shares of Common Stock for a total purchase price of $500,000. In addition, the Company granted to Mr. Kastelic a ten year nonqualified option to purchase an aggregate of  97,222 shares of Common Stock
exercisable at $3.00 per share.   This option vested fully on June 21, 1997.

Item 5. Interest in Securities of the Issuer.

(a)  Aggregate number of shares beneficially owned and percent of
class:   163,889;  6.9%
(b)  Number of shares as to which the undersigned has:
	(i)    sole power to vote or to direct the vote:   163,889
(ii)  shared power to vote or to direct the vote:   0
(iii)  sole power to dispose or to direct the disposition of:  163,889
(iv)  shared power to dispose or to direct the disposition of:   0

Included in the shares listed above are 97,222 shares which the undersigned currently has the right to acquire upon the exercise of stock options. The undersigned's ownership percentage set forth is Item 5(a) above is based on the aggregate number of shares which the undersigned is deemed to beneficially own as set forth in Item 5(a) divided by the sum of (I) the number of shares of Common Stock outstanding as set forth in Form 10-Q for the quarter ended April 30, 1997 and (II) the shares issuable to the undersigned upon exercise of his stock options.
(c) Other than as described herein, neither the undersigned nor any entity under his control has effected any transaction in Common Stock during the past sixty days.
(d)  Not applicable.
(e)  Not applicable.

Item 6. Contracts., Arrangements, Understandings or Relationships, with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 21, 1997                      /s/Alan J. Kastelic
                                               Alan J. Kastelic

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